Room 4561

July 17, 2006

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Dr.
Boerne, TX 78006

> **RE: Tootie Pie Company, Inc.**
> **Form SB-2**
> **Filed July 11, 2006**
> **File No. 333-135702**

Dear Mr. Merrill:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note:

1. On September 9, 2005, the Company purchased the rights, recipes, customer lists and certain equipment from Ms. Ruby Lorraine "Tootie" Feagan, a sole proprietor in exchange for stock and cash. This transaction appears to the purchase of a business where there is sufficient continuity of the of the acquired entity's operations prior to and after the transaction such that prior financial statement information of the predecessor company is material to an understanding of future operations. Please revise to include the predecessor financial statements pursuant to Item 310 of Regulation S-B. Alternatively, tell us how you analyzed this transaction pursuant to EITF 98-3 and Rule 11-01(d) of Regulation S-X and provide a detailed analysis to support your conclusions.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Kathleen Collins, Branch Chief - Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief—Legal

cc: Via Facsimile
Amy M. Trombly, Esq.
Trombly Business Law
1320 Centre St., Suite 202
Newton, MA 02459
(309) 406 1426